Exhibit 99.2

ZTO Reports Fourth Quarter and Fiscal Year 2017 Unaudited Financial Results

Shanghai, March 8, 2018 — ZTO Express (Cayman) Inc. (NYSE: ZTO) (“ZTO” or the “Company”), a leading and fast-growing express delivery company in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 20171.

Fourth Quarter 2017 Financial Highlights

•                                         Revenues were RMB4,331.0 million (US$665.7 million), an increase of 35.7% from the same period of 2016.

•                                         Gross profit was RMB1,353.3 million (US$208.0 million), an increase of 16.5% from RMB1,161.1 million in the same period of 2016.

•                                         Net income was RMB1,221.9 million (US$187.8 million), an increase of 65.2% from RMB739.8 million in the same period of 2016.

•                                         Adjusted EBITDA 2 was RMB1,424.3 million (US$218.9 million), an increase of 29.7% from RMB1,098.4 million in the same period of 2016.

•                                         Adjusted net income 3 was RMB1,265.4million (US$194.5 million), an increase of 71.0% from RMB740.1 million in the same period of 2016.

•                                         Basic earnings per American depositary share (“ADS 4”) were RMB1.72 (US$0.26), compared to RMB1.04 in the same period of 2016.

•                                         Diluted earnings per American depositary share (“ADS 4”) were RMB1.71 (US$0.26), compared to RMB1.04 in the same period of 2016.

•                                         Net cash provided by operating activities was RMB1,371.5 million (US$210.8 million), compared with RMB1,183.3 million in the same period of 2016.

Fiscal Year 2017 Financial Highlights

•                                         Revenues were RMB13,060.1 million (US$2,007.3 million), an increase of 33.4% from RMB9,788.8 million in 2016.

•                                         Gross profit was RMB4,345.6 million (US$667.9 million), an increase of 26.2% from RMB3,442.9 million in 2016.

•                                         Net income was RMB3,158.9 million (US$485.5 million), an increase of 54.0% from RMB2,051.6 million in 2016.

•                                         Adjusted EBITDA was RMB4,452.0 million (US$684.3 million), an increase of 37.6% from RMB3,234.5 million in 2016.

•                                         Adjusted net income was RMB3,229.6 million (US$496.4 million), an increase of 49.2% from RMB2,164.6 million in 2016.

•                                         Basic earnings per American depositary share (“ADS”) were RMB4.41 (US$0.68), compared to RMB2.91 in 2016.

•                                         Diluted earnings per American depositary share (“ADS”) were RMB4.40 (US$0.68), compared to RMB2.91 in 2016.

•                                         Net cash provided by operating activities was RMB3,630.7 million (US$558.0 million), compared with RMB2,572.2 million in 2016.

Fourth Quarter 2017 Operational Highlights

•                                         Parcel volume in the fourth quarter of 2017 for delivery services was 2,015 million, an increase of 35.8% from 1,483 million in the same period last year.

•                                         Number of pickup/delivery outlets was around 29,000 as of December 31, 2017.

•                                         Number of network partners was over 9,500, which included over 3,800 direct network partners and over 5,700 indirect network partners as of December 31, 2017.

•                                         Number of line-haul vehicles was over 4,800 as of December 31, 2017, which included around 3,600 self-operated vehicles and around 1,200 vehicles owned and operated by Tonglu Tongze Logistics Ltd., a transportation operator that works exclusively for ZTO.

•                                         Number of self-operated trucks increased to over 3,600 as of December 31, 2017, from 3,250 as of September 30, 2017, of which over 1,800 were high capacity 15-17-meter-long models as of December 31, 2017, compared to over 1,400 as of September 30, 2017.

•                                         Number of line-haul routes between sorting hubs was over 2,000 as of December 31, 2017.

•                                         Number of sorting hubs was 82 as of December 31, 2017, among which 76 are operated by the Company and 6 by the Company’s network partners.

1      An investor relations presentation accompanies this earnings release and can be found at ir.zto.com

2      Adjusted EBITDA is a non-GAAP financial measure, which is defined as net income before depreciation, amortization, interest expenses and income tax expenses, and further adjusted to exclude (i) shared-based compensation expense, (ii) gain on deemed disposal of equity method investments and (iii) impairment of investment in equity investee

3      Adjusted net income is a non-GAAP financial measure, which is defined as net income before (i) share-based compensation expense, (ii) gain on deemed disposal of equity method investments, and (iii) impairment of investment in equity investee

4      One ADS represents one Class A ordinary share.

Acquisition of New Business

On October 1, 2017, the Company acquired the core business of China Oriental Express Co., Ltd. and its subsidiaries (the “COE Business”), a major freight forwarding and international logistics services provider in Hong Kong and Shenzhen, for a consideration of HK$180.0 million in cash. The acquisition of the COE Business demonstrates the Company’s commitment to expand its serving offerings to meet evolving needs of its customers from both at home and abroad. The Company adopted the acquisition method to account for the acquisition. Under the acquisition method, the Company consolidated the operating results of the COE Business for the three months ended December 31, 2017, and relevant net assets acquired in the consolidated financial statements as of December 31, 2017. As a result of the acquisition, the Company recognized intangible assets of RMB62.0 million (US$9.53 million), representing the fair market value of the customer relations of the COE Business, and a goodwill of RMB84.4 million (US$13.0 million), representing the excess of acquisition cost over the fair market value of net tangible assets acquired.

Management Remarks

Mr. Meisong Lai, Founder, Chairman and Chief Executive Officer of ZTO, commented “We finished the year strongly with parcel volume increasing 35.8% and 38.3% in the fourth quarter and full year 2017, respectively. Our parcel volume growth was significantly higher than the industry average which demonstrates the effectiveness of our strategy. We believe that our focus on service quality, technology, infrastructure and network stability has set us apart from our peers.”. “We are optimistic about the growth prospects of the express delivery industry in China. As China enters the new retail era and with e-commerce continuing to grow, industry-wide parcel volume is estimated to increase from 40.1 billion parcels in 2017 to approximately 70 billion in 2020 according to the State Post Bureau, which creates enormous growth opportunities for large scale express delivery companies such as ZTO. Meanwhile, the recent enactment of a series of industry-specific policies by the government will create a favorable environment for the development of the express delivery industry.”

Mr. Lai further commented, “As we head into 2018, we will continue to strategically devote resources towards key areas of our business. First, we will continue implementing our responsibility model centered around our sorting hubs. This means delegating authority coupled with accountability to better integrate resources, incentivizing local management to achieve higher parcel volume growth, and enhancing operating efficiency. Second, we will increase on-the-ground operational visibility and the reliability of our data to enable us to make better business decisions and benchmark our initiatives. With more effective decision-making, we will be able to engage and empower our network partners to improve their operating efficiency and network stability. Third, we will continue to invest in the expansion of our network infrastructure, such as automated sorting equipment and transport route optimization in order to better capture growing demand and adapt to a rapidly changing market environment. Above all, we will continue to enhance service quality, and increase brand recognition and customer satisfaction. I am confident that we have the right strategy in place to seize market opportunities, strengthen our competitive advantages, and achieve sustainable, profitable growth in the long run.”

Mr. James Guo, Chief Financial Officer of ZTO, added, “We delivered another excellent quarter with revenue and net income growing by 35.7% and 65.2% year-over-year, respectively. Our market share in terms of parcel volume increased to 15.5% in 2017 from 14.4% last year, a significant increase compared to the growth rate of our market share in 2016. Meanwhile, our net income per parcel increased to RMB0.51 in 2017 from RMB0.46 last year. Our gross margin was impacted primarily by the acquisition of COE Business and increased costs of serving key enterprise customers during the quarter. Excluding the impact from the acquisition of COE Business, our operating margin remained stable from the same period last year, driven by economies of scale and increased operating efficiency. Net income for the quarter was included a RMB285.9 million tax credit attributable to one of our subsidiaries qualified as a High and New Technology Enterprise. Our strategy is delivering strong results and I am confident in our ability to continue generating strong growth in both top-and bottom-line going forward.”

Fourth Quarter 2017 Financial Results

	Three Months Ended December 31,					Year Ended December 31,
	2016		2017			2016		2017
	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Express delivery services	3,031,483	95.0	3,834,522	589,355	88.5	9,369,693	95.7	12,173,690	1,871,062	93.2
Freight forwarding services	—	—	269,557	41,430	6.2	—	—	269,557	41,430	2.1
Sale of accessories	159,036	5.0	201,764	31,011	4.7	419,075	4.3	591,716	90,945	4.5
Others	—	—	25,110	3,859	0.6	—	—	25,110	3,859	0.2
Total revenues	3,190,519	100.0	4,330,953	665,655	100.0	9,788,768	100.0	13,060,073	2,007,296	100.0

Revenues were RMB4,331.0 million (US$665.7 million), an increase of 35.7% from RMB3,190.5 million in the same period of 2016. Revenue from express delivery services was RMB3,834.5 million (US$589.4 million), an increase of 26.5% from RMB 3,031.5 million in the same period of 2016, primarily due to strong growth in parcel volumes and increased revenues from major enterprise customers. Revenue from sale of accessories was RMB201.8 million (US$31.0 million), an increase of 26.9% from RMB159.0 million during the same period of 2016, mainly due to increased demand for thermal paper used for the printing of digital waybills and ZTO-branded packaging materials. COE Business, which the Company began consolidating from October 1, 2017, contributed revenue from freight forwarding services of RMB269.6 million (US$41.4 million) during the fourth quarter of 2017. Other revenues are composed of certain new service offerings such as cloud warehousing solutions and other supplementary services.

	Three Months Ended December 31,					Year Ended December 31,
	2016		2017			2016		2017
	RMB	% of revenues	RMB	US$	% of revenues	RMB	% of revenues	RMB	US$	% of revenues
	(in thousands, except percentages)
Line-haul transportation cost	1,232,576	38.6	1,511,259	232,276	35.0	3,716,979	38.0	4,797,799	737,408	36.7
Sorting hub cost	572,762	18.0	768,641	118,137	17.7	1,931,243	19.7	2,438,754	374,829	18.7
Freight forwarding cost	—	—	260,429	40,028	6.0	—	—	260,429	40,028	2.0
Cost of accessories sold	96,992	3.0	127,718	19,630	3.0	283,377	2.9	366,859	56,385	2.8
Other costs	127,063	4.0	309,649	47,592	7.1	414,300	4.2	850,648	130,742	6.5
Total cost of revenues	2,029,393	63.6	2,977,696	457,663	68.8	6,345,899	64.8	8,714,489	1,339,392	66.7

Total cost of revenues was RMB2,977.7 million (US$457.7 million), an increase of 46.7% from RMB2,029.4 million in the same period last year. Total cost of revenues includes RMB260.4 million in freight forwarding cost as a result of the acquisition of COE Business during the fourth quarter of 2017, which is mainly composed of shipping, last-mile delivery, and cargo handling costs.

•                 Line-haul transportation cost was RMB1,511.3 million (US$232.3 million), an increase of 22.6% from RMB1,232.6 million in the same period last year. The increase in line-haul transportation cost was in line with the growth in parcel volume and was mainly due to an increase of RMB216.3 million (US$33.2 million) in trucking costs associated with the Company’s self-owned fleet, which included fuel, tolls, drivers’ compensation, depreciation and maintenance expenses, and an increase of RMB102.7 million (US$15.8 million) in outsourced transportation costs to cope with increased demand for transportation services during China’s peak online shopping season. As a percentage of revenues, line-haul transportation cost accounted for 35.0%, a decrease from 38.6% from the same period last year, mainly due to (i) economies of scale, (ii) increased use of self-owned, more cost-efficient, higher capacity trailer trucks in place of third-party trucks, and (iii) improved truck utilization through optimized route planning and back-haul transportation.

•                  Sorting hub operating cost was RMB768.6 million (US$118.1 million), an increase of 34.2% from RMB572.8 million in the same period last year. The increase was primarily due to (i) an increase of RMB145.4 million (US$22.3 million) in labor costs from wages hikes and additional hiring to handle increased parcel volumes during China’s peak online shopping season; (ii) an RMB27.6 million (US$4.2 million) increase in depreciation and amortization costs related to automated sorting facilities, and (iii) an increase of RMB10.5 million (US$1.6 million) in rental and utility costs. As a percentage of revenues, sorting hub operating cost accounted for 17.7%, a decrease from 18.0% in the same period last year, mainly due to economies of scale and improved operating efficiency as a result of the increased use of automation in the Company’s sorting facilities.

•                  Cost of accessories was RMB127.7 million (US$19.6 million), an increase from RMB97.0 million in the same period last year. The increase was relatively in line with growth in the Company’s revenue from the sale of accessories to its network partners which includes thermal paper for digital waybill printing, portable bar code readers, and ZTO-branded packaging materials and uniforms. As a percentage of revenues, cost of accessories remained at 3.0% as compared to the same period last year.

•                  Other costs were RMB309.6 million (US$47.6 million), an increase of RMB182.6 million compared to the same period last year, primarily due to an increase of RMB148.0 million (US$22.8 million) in dispatching costs associated with serving enterprise customers. As a percentage of revenues, other costs accounted for 7.1%, an increase from 4.0% in the same period of 2016, mainly attributable to the increased costs of serving enterprise customers.

Gross Profit was RMB1,353.3 million (US$208.0 million), an increase of 16.5% from RMB1,161.1 million in the same [period last year. Gross margin decreased to 31.2% from 36.4% in the same period last year. The decrease in gross margin was mainly attributable to the consolidation of COE Business, the increased cost of serving larger enterprise customers, which has relatively lower gross margins than serving smaller customers, and an increase in labor cost at our sorting hubs during China’s peak online shopping season.

Total Operating Expenses were RMB127.5 million (US$19.6 million), a decrease of 31.1% from RMB185.1 million in the same period last year.

•                  Selling, general and administrative expenses were RMB222.5 million (US$34.2 million), an increase of 13.0% from RMB196.9 million in the same period last year. The increase was primarily due to a one-off fixed assets disposal loss of RMB21.4 million (US$3.3 million) when the Company upgraded sorting hub equipment and facilities.

•                  Other operating income, net was RMB94.9 million (US$14.6 million), compared with RMB11.7 million in the same period last year. The increase was mainly due to (i) an increase in government subsidies of RMB63.4 million (US$9.7 million), and (ii) increased refund of annual issuance and administration fees of RMB15.5 million (US$2.3 million) from the Company’s ADS bank as part of its ADS administration program.

Income from operations was RMB1,225.7 million (US$188.4 million), an increase of 25.6% from RMB976.0 million in the same period last year. Operating margin decreased to 28.3% from 30.6% in the same period last year, mainly due to the acquisition of the lower-margin COE Business.

Interest income was RMB53.0 million (US$8.1 million), compared with RMB14.3 million in the same period in 2016, primarily due to increased interest income from cash and bank deposits as a result of the increase in cash and cash equivalents after the Company’s IPO in October 2016.

Interest expense was RMB2.5 million (US$0.4 million), compared with RMB0.8 million in the same period in 2016, as a result of increased bank borrowings during the fourth quarter of 2017 compared to 2016.

Impairment of investment in equity investee included a provision for impairment charge of RMB30.0 million (US$4.6 million) related to the Company’s investment in Wheat Commune Group Inc., a campus-focused delivery and retail services provider in China, as it revamped its business model.

Foreign currency exchange loss was RMB14.8 million (US$2.3 million) compared to an exchange gain of RMB5.0 million in the same period last year, which was mainly due to the depreciation of the onshore U.S. dollar-denominated bank deposits against the Chinese Renminbi.

Net income was RMB1,221.9 million (US$187.8 million), compared with RMB739.8 million in the same period last year. Net margin increased to 28.2% from 23.2% in the same period of 2016, which was mainly attributable to reduced income tax after one of the Company’s subsidiaries was recognized as a High and New Technology Enterprise (“HNTE”) by relevant PRC authorities in December 2017. The HNTE qualification allows the Company’s subsidiary to enjoy a reduced income tax rate of 15% from a statutory tax rate of 25% for a three-year period starting January 1, 2017 through December 31, 2019. The Company’s subsidiary recognized the full income tax credit for 2017 in an amount of RMB285.9 million (US$43.9 million) in the fourth quarter of 2017.

Basic earnings per ADS were RMB1.72 (US$0.26), compared with that of RMB1.04 in the same period last year.

Diluted earnings per ADS were RMB1.71 (US$0.26), compared with that of RMB1.04 in the same period last year.

Adjusted net income was RMB1,265.4 million (US$194.5 million), compared with that of RMB740.1 million during the same quarter last year.

EBITDA was RMB1,380.8 million (US$212.2 million), compared with RMB1,098.2 million in the same period last year.

Adjusted EBITDA was RMB1,424.3 million (US$218.9 million), compared with RMB1,098.4 million in the same period last year.

Net cash provided by operating activities was RMB1,371.5 million (US$210.8 million), compared with 1,183.3 million in the same period last year.

Fiscal Year 2017 Financial Results

Revenues were RMB13,060.1 million (US$2,007.3 million), an increase of 33.4% from RMB9,788.8 million last year. The increase was mainly driven by a growth in parcel volume, which increased to 6,219 million during 2017 from 4,498 million in 2016, and the expansion of the Company’s market share in terms of parcel volume. Revenue growth was also attributable to the acquisition of the COE Business on October 1, 2017, which contributed RMB269.6 million (US$41.4 million) in revenue during the fourth quarter of 2017.

Total cost of revenues was RMB8,714.5 million (US$1,339.4 million), an increase of 37.3% from RMB6,345.9 million in the same period last year. The increase primarily resulted from increases in line-haul transportation costs of RMB1,080.8 million (US$166.1 million), sorting hub operating costs of RMB507.6 million (US$78.0 million), operating costs to serve key enterprise customers of RMB508.2 million (US$78.1 million), and cost of accessories of RMB83.5 million (US$12.8 million). These increases were partially offset by a decrease in waybill material cost of RMB86.7 million (US$13.3 million) as end customers reduce their use of paper waybills, which were replaced by digital ones. In addition, an aggregate of RMB275.2 million (US$42.3 million) of total cost of revenues in 2017 was attributable to the COE Business the Company acquired on October 1, 2017.

•                  Line-haul transportation cost was RMB4,797.8 million (US$737.4 million), an increase of 29.1% from RMB3,717.0 million last year. The increase was in line with the increase in parcel volume and was mainly due to an increase of RMB793.2 million (US$121.9 million) associated with the Company’s self-owned fleet which includes fuel, tolls, drivers’ compensation, depreciation and maintenance expenses, and an increase of RMB380.6 million (US$58.5 million) in outsourced transportation costs. In 2017, the Company continued to use self-owned, more cost-efficient, higher capacity trucks in place of outsourced trucks to enhance transportation efficiency. As a result, depreciation expenses relating to the Company’s expanding self-owned fleet almost doubled, increasing by RMB106.8 million (US$16.4 million). The increased use of self-owned trucks partially offset increases in fuel price and outsourced transportation costs, especially during the peak seasons, such as the Double 11 sales promotion period. As a percentage of revenues, line haul transportation cost accounted for 36.7%, a decrease from 38.0% last year.

•                  Sorting hub operating cost was RMB2,438.8 million (US$374.8 million), an increase of 26.3% from RMB1,931.2 million last year. The increase was mainly due to (i) increased labor costs of RMB313.6 million (US$48.2 million) as a result of wage increases and the hiring of additional employees to support parcel volume growth, (ii) an increase of RMB103.1 million (US$15.9 million) in depreciation expenses driven by the expansion of sorting hubs and installation of more automated sorting equipment, and (iii) an increase of RMB79.4 million (US$12.2 million) in rental costs and related utilities cost. As of December 31, 2017, 58 sets of automated sorting equipment have been installed and put into operation in 43 sorting hubs. As a percentage of revenues, sorting hub operating cost accounted for 18.7%, a decrease from 19.7% last year, primarily due to economies of scale and an improvement in operating efficiency.

•                  Cost of accessories sold was RMB366.9 million (US$56.4 million), an increase from RMB283.4 million last year. The increase was in line with growth in the Company’s revenue from the sale of accessories to its network partners which includes thermal paper for digital waybill printing, portable bar code readers, ZTO-branded packaging materials and uniforms. As a percentage of revenues, cost of accessories accounted for 2.8% in 2017, slightly lower than that in 2016.

•                  Other costs were RMB850.6 million (US$130.7 million), more than doubled from RMB414.3 million in 2016, primarily due to an increase in costs associated with serving key enterprise customers of RMB508.2 million (US$78.1 million), which was partially offset by a decrease in waybill material cost of RMB86.7 million (US$13.3 million) as end customers reduced the use of paper waybills. As a percentage of revenues, other costs accounted for 6.5%, an increase from 4.2% in 2016.

Gross Profit was RMB4,345.6 million (US$667.9 million), an increase of 26.2% from RMB3,442.9 million last year. Gross profit margin decreased to 33.3% from 35.2% in 2016, primarily due to the acquisition of COE Business and an increase in business from enterprise customers, both of which have relatively lower gross profit margins.

Total Operating Expenses were RMB597.1 million (US$91.8 million), a decrease of 11.4% from RMB673.9 million last year.

•                  Selling, general and administrative expenses were RMB780.5 million (US$120.0 million), an increase of 10.6% from RMB706.0 million in the last year. The increase was primarily due to (i) RMB21.4 million of fixed assets disposal loss arising from the upgrade of sorting hub facilities, (ii) an increase of RMB18.7 million in professional service charges for audit and legal services, (iii) an increase of RMB15.6 million in sundry office, utilities and communication charges, and (iv) an increase of RMB13.2 million in wages and social welfare expenses.

•                  Other operating income, net was RMB183.4 million (US$28.2 million), compared with RMB32.1 million last year, mainly due to the increase of government subsidies by RMB137.4 million (US$21.1 million).

Income from operations was RMB3,748.4 million (US$576.1 million), an increase of 35.4% from RMB2,769.0 million last year. Operating margin increased to 28.7% from 28.3% last year, primarily due to the increase of government subsidies and tightened control of general and administrative expenses.

Interest income was RMB166.3 million (US$25.6 million), compared with RMB44.8 million in 2016, primarily due to increased interest income from bank deposits as a result of increase in cash and cash equivalents after the Company’s IPO in October 2016.

Interest expense was RMB15.7 million (US$2.4 million), compared with RMB13.0 million in 2016, primarily due to the slight increase in bank borrowings to fulfil working capital needs.

Impairment of investment in equity investee mainly included a provision for impairment charge of RMB30.0 million (US$4.6 million) related to the Company’s investment in Wheat Commune Group Inc., a campus-focused delivery and retail services provider in China.

Foreign currency exchange net loss was RMB48.1 million (US$7.4 million) was mainly due to the depreciation of the onshore U.S. dollar-denominated bank deposits against the Chinese Renminbi.

Net income was RMB3,158.9 million (US$485.5 million), compared with RMB2,051.6 million in 2016. The increase of net income included a one-off adjustment for reduced income tax after a subsidiary of the Company became qualified for the status of a HNTE in the fourth quarter of 2017, which is eligible for a reduced income tax rate of 15% for a three-year period starting January 1, 2017. The qualification for HNTE is expected to reduce income tax expenses by RMB285.9 million (US$43.9 million) for 2017, which was fully recorded as a tax credit in the fourth quarter of 2017.

Basic earnings per ADS were RMB4.41 (US$0.68), compared with basic and diluted earnings per ADS of RMB2.91 last year.

Diluted earnings per ADS were RMB4.40 (US$0.68), compared with basic and diluted earnings per ADS of RMB2.91 last year.

Adjusted net income was RMB3,229.6 million (US$496.4 million), compared with adjusted net income of RMB2,164.6 million during last year.

EBITDA was RMB4,381.3 million (US$673.4 million), compared with RMB3,121.6 million last year.

Adjusted EBITDA was RMB4,452.0 million (US$684.3 million), compared with RMB3,234.5 million last year.

Net cash provided by operating activities was RMB3,630.7 million (US$558.0 million), compared with 2,572.2 million last year.

Business Outlook

Going forward, the Company will issue quarterly guidance on parcel volume and adjusted net income rather than revenues. Providing guidance on parcel volume and adjusted net income is directly in line with the Company’s strategic focus on increasing its market share while achieving profitable growth. As the Company also uses these two key metrics, among others, to make major business decisions and measure management performance, it believes that these two metrics provide more meaningful information to investors for making investment decisions.

Based on current market conditions and current operations, the Company’s parcel volume for the first quarter of 2018 is expected to be in the range of 1,504 million to 1,527 million, representing a 28.0% to 30.0% increase year over year, and the Company’s adjusted net income is expected to be in the range of RMB670 million (US$103.0 million) to RMB700 million (US$107.6 million), representing a 33.1% to 39.1% increase from the same period of 2017. These estimates represent management’s current and preliminary view, which are subject to change.

Special Dividend

The board of directors has approved a special dividend of US$0.20 per ADS for 2017, which is expected to be paid on March 29, 2018 to shareholders of record as of the close of business on March 23, 2018.

Share Repurchase

On May 21, 2017, the Company announced a share repurchase program whereby ZTO is authorized to repurchase its own Class A ordinary shares in the form of ADSs with an aggregate value of up to US$300 million during the 12-month period thereafter. As of December 31, 2017, the Company has purchased an aggregate of 9,759,888 ADSs at an average purchase price of US$14.12, including repurchase commissions.

The Company believes that the share repurchase program represents ZTO’s confidence in its cash flow and the long-term outlook for the express delivery industry in China. ZTO’s fast-growing strategy, asset-light business model and solid operation sallow the Company to generate strong cash flow. The Company believes that the share repurchase program is consistent with the goal of increasing shareholders’ value.

2018 Share Grant to Management and Employee

On March 7, 2018, ZTO granted certain ADSs representing the right to receive 831,245 Class A ordinary shares of the Company to certain director, executive officers and employees pursuant to the 2016 Share Incentive Plan. In addition, the Company granted economic rights associated with 906,849 Class A ordinary shares through its employee share holding platform to certain executive officers and employees at nil subscription consideration. These share awards vested immediately upon grant.

Exchange Rate

This announcement contains translation of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the exchange rate of RMB6.5063 to US$1.00, the noon buying rate on December 31, 2017 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve Systems.

Use of Non-GAAP Financial Measures

The Company uses adjusted EBITDA and adjusted net income, each a non-GAAP financial measure, in evaluating ZTO’s operating results and for financial and operational decision-making purposes.

Reconciliations of the Company’s non-GAAP financial measures to its U.S. GAAP financial measures are shown in tables at the end of this earnings release, which provide more details about the non-GAAP financial measures.

The Company believes that adjusted EBITDA and adjusted net income help identify underlying trends in ZTO’s business that could otherwise be distorted by the effect of the expenses and gains that the Company includes in income from operations and net income. The Company believes that adjusted EBITDA and adjusted net income provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by ZTO’s management in its financial and operational decision-making.

Adjusted EBITDA and adjusted net income should not be considered in isolation or construed as an alternative to net income or any other measure of performance or as an indicator of the Company’s operating performance. Investors are encouraged to review the historical non-GAAP financial measures to the most directly comparable GAAP measures. Adjusted EBITDA and adjusted net income presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to ZTO’s data. ZTO encourages investors and others to review the Company’s financial information in its entirety and not rely on a single financial measure.

Conference Call Information

ZTO’s management team will host an earnings conference call at 8:00 PM U.S. Eastern Time on Thursday, March 8, 2018 (9:00 AM Beijing Time on March 9, 2018).

Dial-in details for the earnings conference call are as follows:

United States:	1-888-317-6003
Hong Kong:	852-5808-1995
China:	4001-206115
International:	1-412-317-6061
Passcode:	1432694

Please dial in ten minutes before the call is scheduled to begin and provide the passcode to join the call.

A replay of the conference call may be accessed by phone at the following numbers until March 15, 2018:

United States:	1-877-344-7529

International:	1-412-317-0088

Passcode:	10117597

Additionally, a live and archived webcast of the conference call will be available at http://zto.investorroom.com.

About ZTO Express (Cayman) Inc.

ZTO Express (Cayman) Inc. (NYSE: ZTO) (“ZTO” or the “Company”) is a leading and fast-growing express delivery company in China. ZTO provides express delivery service as well as other value-added logistics services through its extensive and reliable nationwide network coverage in China.

ZTO operates a highly scalable network partner model, which the Company believes is best suited to support the significant growth of e-commerce in China. The Company leverages its network partners to provide pickup and last-mile delivery services, while controlling the mission-critical line-haul transportation and sorting network within the express delivery service value chain.

For more information, please visit http://ir.zto.com.

Safe Harbor Statement

This news release contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements include but are not limited to the Company’s unaudited results for the fourth quarter of 2017, ZTO management quotes and the Company’s financial outlook.

These forward-looking statements are not historical facts but instead represent only the Company’s belief regarding expected results and events, many of which, by their nature, are inherently uncertain and outside of its control. The Company’s actual results and other circumstances may differ, possibly materially, from the anticipated results and events indicated in these forward-looking statements. Announced results for the fourth quarter and fiscal year of 2017 are preliminary, unaudited and subject to audit adjustment. In addition, the Company may not meet its financial outlook included in this news release and may be unable to grow its business in the manner planned. The Company may also modify its strategy for growth. In addition, there are other risks and uncertainties that could cause the Company’s actual results to differ from what it currently anticipates, including those relating to the development of the e-commerce industry in China, its significant reliance on the Alibaba ecosystem, risks associated with its network partners and their employees and personnel, intense competition which could adversely affect the Company’s results of operations and market share, any service disruption of the Company’s sorting hubs or the outlets operated by its network partners or its technology system. For additional information on these and other important factors that could adversely affect the Company’s business, financial condition, results of operations, and prospects, please see its filings with the U.S. Securities and Exchange Commission.

All information provided in this press release and in the attachments is as of the date of the press release. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, after the date of this release, except as required by law. Such information speaks only as of the date of this release.

UNAUDITED CONSOLIDATED FINANCIAL DATA

Summary of Unaudited Consolidated Comprehensive Income Data:

	Three Months Ended December 31,			Year Ended December 31,
	2016	2017		2016	2017
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands, except for share and per share data)

Revenues	3,190,519	4,330,953	665,655	9,788,768	13,060,073	2,007,296
Cost of revenues	(2,029,393)	(2,977,696)	(457,663)	(6,345,899)	(8,714,489)	(1,339,392)
Gross profit	1,161,126	1,353,257	207,992	3,442,869	4,345,584	667,904
Operating income (expenses):
Selling, general and administrative	(196,870)	(222,459)	(34,191)	(705,995)	(780,517)	(119,963)
Other operating income, net	11,728	94,913	14,588	32,104	183,368	28,183
Total operating expenses	(185,142)	(127,546)	(19,603)	(673,891)	(597,149)	(91,780)
Income from operations	975,984	1,225,711	188,389	2,768,978	3,748,435	576,124
Other income (expenses):
Interest income	14,263	52,950	8,138	44,791	166,325	25,564
Interest expense	(834)	(2,452)	(377)	(12,986)	(15,668)	(2,408)
Gain on deemed disposal of equity method investments	—	—	—	9,551	—	—
Impairment of investment in equity investee	—	(30,000)	(4,611)	—	(30,000)	(4,611)
Foreign currency exchange gain (loss), before tax	4,955	(14,763)	(2,269)	9,977	(48,149)	(7,400)
Income before income tax, and share of loss in equity method investments	994,368	1,231,446	189,270	2,820,311	3,820,943	587,269
Income tax expense	(251,547)	(8,759)	(1,346)	(731,987)	(646,361)	(99,344)
Share of loss in equity method investments	(3,010)	(813)	(125)	(36,721)	(15,682)	(2,410)
Net income	739,811	1,221,874	187,799	2,051,603	3,158,900	485,515
Net loss attributable to noncontrolling interests	389	431	66	2,252	763	117
Net income attributable to ZTO Express (Cayman) Inc.	740,200	1,222,305	187,865	2,053,855	3,159,663	485,632
Change in redemption value of convertible redeemable preferred shares	(13,577)	—	—	(133,568)	—	—
Net income attributable to ordinary shareholders	726,623	1,222,305	187,865	1,920,287	3,159,663	485,632
Net earnings per share/ADS attributable to ordinary shareholders
Basic	1.04	1.72	0.26	2.91	4.41	0.68
Diluted	1.04	1.71	0.26	2.91	4.40	0.68
Weighted average shares used in calculating net earnings per ordinary share/ADS
Basic	691,687,671	712,237,048	712,237,048	634,581,307	717,138,526	717,138,526
Diluted	691,734,407	712,788,475	712,788,475	634,581,307	717,599,562	717,599,562
Other comprehensive income, net of tax of nil:
Foreign currency translation adjustment	278,868	(177,137)	(27,225)	308,398	(590,545)	(90,765)
Comprehensive income	1,018,679	1,044,737	160,574	2,360,001	2,568,355	394,750
Comprehensive loss attributable to noncontrolling interests	389	431	66	2,252	763	117
Comprehensive income attributable to ZTO Express (Cayman) Inc.	1,019,068	1,045,168	160,640	2,362,253	2,569,118	394,867

Unaudited Consolidated Balance Sheets Data:

	As of
	December 31, 2016	December 31, 2017
	RMB	RMB	US$
	(in thousands, except for share and per share data)

ASSETS
Current assets:
Cash and cash equivalents	11,287,789	5,425,024	833,811
Restricted cash	635,366	348,710	53,596
Accounts receivable, net of allowance for doubtful accounts of RMB5,124 and RMB13,798 at December 31, 2016 and 2017, respectively	197,803	287,835	44,239
Financing receivables	—	64,030	9,841
Short-term investment	—	5,224,559	803,000
Inventories	33,959	34,231	5,261
Advances to suppliers	646,666	263,574	40,511
Prepayments and other current assets	379,055	719,983	110,659
Amounts due from related parties	5,400	9,900	1,522
Total current assets	13,186,038	12,377,846	1,902,440
Investments in equity investees	537,175	610,160	93,780
Property and equipment, net	4,065,562	6,473,010	994,883
Land use rights, net	1,302,869	1,602,908	246,362
Intangible assets, net	—	60,424	9,287
Goodwill	4,157,111	4,241,541	651,913
Deferred tax assets	109,030	152,763	23,479
Other non-current assets	45,953	308,986	47,490
TOTAL ASSETS	23,403,738	25,827,638	3,969,634
LIABILITIES AND EQUITY
Current liabilities
Short-term bank borrowing	450,000	250,000	38,424
Accounts payable	636,422	889,139	136,658
Advances from customers	229,724	258,965	39,802
Income tax payable	418,310	221,926	34,109
Amounts due to related parties	131,425	114,913	17,662
Acquisition consideration payable	—	130,004	19,981
Other current liabilities	1,656,590	2,281,067	350,593
Total current liabilities	3,522,471	4,146,014	637,229
Deferred tax liabilities	130,520	157,320	24,180
Acquisition consideration payable	—	22,942	3,526
Other non-current liabilities	—	60,045	9,229
TOTAL LIABILITIES	3,652,991	4,386,321	674,164

	As of
	December 31, 2016	December 31, 2017
	RMB	RMB	US$

Shareholders’ equity

Ordinary shares (US$0.0001 par value; 10,000,000,000 shares authorized, 731,406,440 shares issued and 720,564,604 shares outstanding as of December 31, 2016; and 710,804,716 shares outstanding as of December 31, 2017)	471	471	72
Additional paid-in capital	15,940,206	15,975,980	2,455,463
Treasury shares, at cost	—	(914,611)	(140,573)
Retained earnings	3,509,707	6,669,369	1,025,063
Accumulated other comprehensive (loss) income	294,649	(295,896)	(45,478)
ZTO Express (Cayman) Inc. shareholders’ equity	19,745,033	21,435,313	3,294,547
Noncontrolling interests	5,714	6,004	923
Total Equity	19,750,747	21,441,317	3,295,470
TOTAL LIABILITIES AND EQUITY	23,403,738	25,827,638	3,969,634

Summary of Unaudited Consolidated Cash Flow Data:

	Three Months Ended December 31,			Year Ended December 31,
	2016	2017		2016	2017
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)

Net cash provided by operating activities	1,183,251	1,371,547	210,803	2,572,243	3,630,684	558,026
Net cash used in investing activities[6]	(1,088,111)	(722,335)	(111,021)	(3,085,040)	(8,294,547)	(1,274,849)
Net cash provided by/used in financing activities	9,343,847	(201,873)	(31,027)	9,415,093	(1,061,558)	(163,158)
Effect of exchange rate changes on cash and cash equivalents, and restricted cash	279,680	(111,894)	(17,198)	302,097	(424,000)	(65,167)
Net increase in cash and cash equivalents, and restricted cash	9,718,667	335,445	51,557	9,204,393	(6,149,421)	(945,148)
Cash and cash equivalents, and restricted cash at beginning of period	2,204,488	5,438,289	835,850	2,718,762	11,923,155	1,832,555
Cash and cash equivalents, and restricted cash at end of period[7]	11,923,155	5,773,734	887,407	11,923,155	5,773,734	887,407

6 The amount of cash used in investing activities mainly includes purchases of the fixed term bank deposits with an original maturity of six months to one year. For the fourth quarter of 2017 and the fiscal year of 2017, the Company purchased approximately RMB2.5 billion (US$380.0 million), and RMB10.1 billion (US$1.5 billion) of such deposits, respectively.

7 In November 2016, the FASB issued ASU No. 2016-18 (“ASU 2016-18”), Statement of Cash Flows (Topic 230) - Restricted Cash. This ASU requires amounts generally described as restricted cash and restricted cash equivalents to be included with cash and cash equivalents when reconciling beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The provisions of ASU 2016-18 are effective for reporting periods beginning after December 15, 2017 and are to be applied retrospectively; early adoption is permitted. We elected, as permitted by the standards, to early adopt ASU 2016-18 in the first quarter of 2017. In connection with the adoption of this update, we have reclassified RMB408.6 million (RMB75.3 million from operating activities and RMB333.3 million from financing activities) and RMB369.0 million (RMB35.7 million from operating activities and RMB333.3 million from financing activities) of restricted cash to the cash, cash equivalents, and restricted cash balance in the three-month and twelve-month periods ended December 31, 2016, respectively, to be consistent with the 2017 presentation.

Reconciliations of GAAP and Non-GAAP Results

	Three Months Ended December 31,			Year Ended December 31,
	2016	2017		2016	2017
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands, except for share and per share data)

Net income	739,811	1,221,874	187,799	2,051,603	3,158,900	485,515
Add:
Share-based compensation expense	251	13,492	2,074	122,502	40,727	6,259
Impairment of investment in equity investee		30,000	4,611		30,000	4,611
Less:
Gain on deemed disposal of equity method investment	—	—	—	(9,551)	—	—
Adjusted net income	740,062	1,265,366	194,484	2,164,554	3,229,627	496,385

Net income	739,811	1,221,874	187,799	2,051,603	3,158,900	485,515
Add:
Depreciation	99,032	135,002	20,749	301,668	522,853	80,361
Amortization	6,963	12,760	1,961	23,310	37,512	5,765
Interest expenses	834	2,452	377	12,986	15,668	2,408
Income tax expenses	251,547	8,759	1,346	731,987	646,361	99,344
EBITDA	1,098,187	1,380,847	212,232	3,121,554	4,381,294	673,393

Add:
Share-based compensation expense	251	13,492	2,074	122,502	40,727	6,259
Impairment of investment in equity investee		30,000	4,611		30,000	4,611
Less:
Gain on deemed disposal of equity method investments	—	—	—	(9,551)	—	—
Adjusted EBITDA	1,098,438	1,424,339	218,917	3,234,505	4,452,021	684,263

For investor and media inquiries, please contact:

ZTO

Ms. Sophie Li

Director of Investor Relations

E-mail: ir@zto.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In the U.S.

Mr. Tip Fleming

Phone: +1-917-412-3333

Email: tfleming@Christensenir.com